Via Facsimile and U.S. Mail
Mail Stop 4720

January 28, 2010

Dino Dina, M.D.
President and Chief Executive Officer
Dynavax Technologies Corporation
2929 Seventh Street, Suite 100
Berkeley, CA 94710

> **Re: Dynavax Technologies Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 6, 2009**
> **File No. 001-34207**

Dear Dr. Dina:

We have reviewed your January 22, 2010 response to our December 16, 2009 comment letter and have the following additional comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 1. Business, page 3

Pharmaceutical Partnerships and Funding Agreements, page 10

1. We note your response to our prior comment 1. Please confirm that your next Form 10-K will incorporate by reference the AstraZeneca and Regents of the University of California agreements.

Intellectual Property, page 12

2. We note the proposed disclosure provided in response to our prior comments 1 and 2 and the following statement: "We have paid the University of California a total of $1.5 million in license fees and milestones under these agreements and the total milestones payable for one licensed product would be approximately $3.1 million, *excluding* license fees, milestone payments and low single-digit royalties on net sales…" (Emphasis added). This statement as written is confusing. We have asked for the total potential milestone payments due under the license agreements; however, your disclosure states that the total potential milestone payments due for one licensed product would be approximately $3.1 million but that this figure excludes milestone payments. If your statement is meant to say that all fees paid to date are excluded from this figure, please revise your disclosure to clarify this point. If not, please provide revised disclosure clearly stating the total potential milestone payments potentially due under the license agreements.

Schedule 14A filed April 3, 2009

Annual Cash-Based Incentive Awards, page 13

3. We note your response to our prior comment 5 and the related proposed disclosure. Please further revise your disclosure to address the following items:
    - The company goals as listed are vague and appear to be goal categories rather than the goals themselves. For example, your proposed disclosure references "program-specific activities" and "certain cash management targets." Please revise your disclosure to list each of the company's goals and quantify each where applicable.
    - We note the following statement: "In fiscal 2008, only 60% of the Company's goals were achieved…" Please confirm that you will discuss the level of achievement of each of the goals, not just all company goals as a group.
    - We note that one of the personal goals listed for Deborah A. Smeltzer is the "achievement of financial targets." Please revise your disclosure to list the financial targets and quantify each, as applicable.

Transactions with Related Persons, page 28

4. We note your response to our prior comment 8 and advise you that we will not be in a position to clear our review of this filing until the employment agreement with Dr. Janowicz has been filed with your Form 10-K for the fiscal year ended December 31, 2009.

*   *   *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Laura Crotty, Staff Attorney, at (202) 551-3575, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 or myself at (202) 551-3715 if you have questions regarding the processing of your response as well as any questions regarding comments and related matters.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Nikki D. Pope, Cooley Godward Kronish LLP